PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

20,197,674 shares issued and outstanding

Ref.: File no. 82-4025

RECEIVED 2010 AUG 31 A 10:26

August 19, 2010

Globex Samples Return High Grade Rare Earth Assays at Turner Falls Property

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX) is pleased to provide an update of work undertaken on our 942 hectares, 100% owned, Turner Falls Rare Earth project, 50 kilometres east –northeast of Kipawa, Quebec.

Over the summer 22.2 kilometres of lines were cut over a small portion of the property and magnetometer and spectrometer surveys were undertaken. The grid was partially mapped and 26 grab samples were taken in areas of anomalous spectrometer readings. The anomalous grab samples were taken over a strike length of approximately 1600 metres and a width of approximately 100 metres, wherever permitted by outcrop exposure and do not represent an average grade for the area but rather an area of exceptionally anomalous assay values. Previous samplings in a more restricted area of the trend (see press release dated February 1, 2010) returned up to 4.57% TREO +Y_2O_5 and 1.58% HREO + Y_2O_5 with a HREO + Y_2O_5/TREO+ Y_2O_5 ratio of 34.6%.

A significant number of the samples returned multiple high assay values for rare earths and associated elements with individual samples assaying up to the following:

Light Rare Earths

Lanthanum (La)	29,700 ppm	2.97%	Praseodymium (Pr)	5,880 ppm	0.58%
Cerium (Ce)	55,300 ppm	5.53%	Neodymium (Nd)	20,200 ppm	2.02%
Samarium (Sm)	3,270 ppm	0.32%			

Heavy Rare Earths

Terbium (Tb)	279 ppm	-	Thulium (Tm)	136 ppm	-
Dysprosium (Dy)	2,620 ppm	0.26%	Ytterbium (Yb)	537 ppm	-
Holmium (Ho)	546 ppm	-	Lutetium (Lu)	82.2 ppm	-
Erbium (Er)	1,410 ppm	0.14%	Europium (Eu)	261 ppm	-
Gadolinium (Gd)	1,960 ppm	0.19%			

Other Anomalous Elements

Hafnium (Hf)	2,190 ppm	0.22%	Yttrium (Y)	14,700 ppm	1.47%
Zirconium (Zr)	99,040 ppm	9.90%	Niobium (Nb)	1,520 ppm	0.15%

Sample preparation was done by Laboratoires Expert located at 127 Industrial Boulevard, Rouyn-Noranda, Quebec. Pulps were sent to Activation Laboratories Ltd. at 1336 Sandhill Drive, Ancaster,Ontario for fusion and analysis. Fused samples were diluted and analyzed by Perkin Elmer Sciex ELAN 6000 ICP/MS. Three blanks and five controls (three before sample group and two after) were analyzed per group of samples. Duplicates were fused and analyzed every 15 samples. The instrument was recalibrated every 40 samples.

Eleven samples stand out in the calculation of Total Rare Earth Oxides (TREO) and Total Rare Earth Oxides plus Yttrium Oxide (TREO + Y_2O_3) versus Heavy Rare Earth Oxides plus Yttrium Oxide (HREO + Y_2O_3).

Sample Number	TREO	TREO + Y_2O_3	HREO + Y_2O_3	HREO + Y_2O_3%/ TREO + Y_2O_3
16633	1.50	1.56	0.16	0.06
16634	2.43	2.57	0.24	0.09
16635	3.60	3.91	0.53	0.13
16636	6.07	6.75	0.98	0.15
16638	4.48	4.62	0.23	0.05
16641	12.06	12.59	0.76	0.06
16645	4.28	4.60	0.49	0.11
16708	0.72	2.58	2.50	0.97
16711	13.90	14.43	0.79	0.05
16712	2.41	2.93	0.77	0.26
55223	0.78	1.11	0.60	0.53

We are very pleased with the assay results of our initial surface sampling. Five samples also graded higher than 1% ZrO_2 giving the following assays **13.38%, 4.34%, 2.51%, 1.46% and 1.15%** and one sample assayed 0.65% Niobium Oxide (Nb_2O_5).

We are still in the early stage of exploring this property. Much additional work is required and crews will be returning to the property in order to complete surveying of the rest of the property and to channel sample in the areas where highly anomalous results have been found.

Rare Earth Facts

The uses of rare earth are numerous, high tech and growing. Rare earth production is massively dominated by China which is now limiting and taxing the export of many such elements. Prices vary significantly between the various rare earth oxides from a low of roughly $15 per kilogram to a high of $600 per kilogram as of mid-August 2010. Extreme price volatility is common.

Prices for "standard" 99% purity rare earth oxides as at mid-August 2010, FOB China in US$/Kg.

Rare Earth Oxides	Prices FOB China in US$/kg
Cerium Ce_2O_3	26.00*
Lanthanum La_2O_3	27.00*
Neodymium Nd_2O_3	49.00*
Praseodymium Pr_2O_3	49.00*
Samarium Sm_2O_3	25.50*
Europium Eu_2O_3	585.00*
Gadolinium Gd_2O_3	±16.50
Terbium Tb_2O_3	595.00*
Dysprosium Dy_2O_3	298.00*
Yttrium Y_2O_3	±15.50

Sources: * Lynas Corporation Ltd.
± Metal Pages
(Pricing of all rare earth oxides are not readily available.)

Deposits often contain a number of rare earth elements which, when combined result in a significant dollar value per tonne.

Principal uses of rare earths are:

- Speciality magnets for drives of CPUs, mobile telephones, MP3 players, cameras, cordless tools, wind turbines, medical imaging equipment, etc. (Nd, Pr, Sm, Tb, Dy)
- Hybrid vehicle batteries, alloys for re-chargeable batteries (La, Ce, Pr, Nd)
- LCDs, PDPs, LEDs and energy efficient fluorescent lights (Eu, Y, Tb, La, Dy, Pr, Gd)
- Fluid cracking catalysts in the petroleum industry (La, Ce, Pr, Nd)
- Glass additives to reduce the transmission of UV light (Ce) or increase the glass reflective index for digital cameras (La)
- In fibre optics to amplify signals (Er, Y, Tb, Eu)

The largest market shares by dollar value are lighting (± 31%), magnets (37%) and metal alloys (14%).

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

20,197,674 shares issued and outstanding

GLOBEX

Ref.: File no. 82-4025

RECEIVED

2010 AUG 31 A 10:16

August 16, 2010

Globex Options its Shortt Lake Gold/Rare Earth Property and Other News

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to announce that it has optioned its **Shortt Lake Gold Mine and rare earth exploration project** located near Chapais, Quebec to NQ Exploration Inc. (NQE-V).

The Shortt Lake Gold Mine produced 2.7 million tons at a grade of 4.6 g/t gold between 1984 and 1992. Exploration on the property also located several rare earth bearing carbonatites which received little follow up due to a lack of interest in rare earths at that time. NQ Exploration will explore the property using new gold exploration concepts and will test the rare earth potential of the carbonatites.

Under the option agreement with NQ Exploration Inc., Globex will receive $650,000 in cash payments and 4 million NQ Exploration shares over a 5 year period. NQ Exploration will also undertake $5 million in exploration expenditures. Upon the completion of the terms outline above, NQ Exploration will have earned a 100% interest in the property subject to a $50,000 per year advance royalty and a sliding scale gross metal royalty (GMR) on all mineral production as indicated below. A gross metal royalty is a percentage of mineral production, in cash or in kind at Globex's choice, with no deducted costs.

Gold Price ($CAD)	Gross Metal Royalty (GMR)
$1 to $1,000	1.0%
> $1,000 to $1,250	1.5%
> $1,250 to $1,600	2.0%
> $1,600	2.5%

The GMR percentage shall be established by the prevailing gold price and shall apply to all mineral production including but not limited to gold, silver, copper, zinc, rare earths, etc.

We are pleased to be doing this option agreement with NQ Exploration Inc. and their team of dedicated and experienced explorationists.

Other news

Xmet Inc. (XME-V) announced on August 6, 2010 that they had commissioned Reddick Consulting Inc. (RCI) to prepare a new NI 43-101 compliant resource estimate for the **Duquesne West-Ottoman Property** under option from Globex (See Globex press release dated February 18, 2010). RCI had previously calculated a resource figure for Kinross in 2003. Subsequently two additional drill programs totalling approximately 19,000 metres were completed on the property targeting the gold zones identified by Kinross. Gold intersections from these drill programs will be incorporated in the new NI 43-101 compliant resource calculation.

Savant Explorations Ltd. (SVT-V) has completed the Phase 1 drill program at Globex's **Parbec Gold Property** located west of Osisko's Canadian Malartic gold project. The drill program consisted of 8 holes totalling 4,005 metres. Savant issued three press releases on May 28, 2010, July 22, 2010 and recently on August 10, 2010 in which they disclosed drill intersections of up to 19.25 g/t Au over 2.9 metres in hole Par 10-01 and a wide intersection of 1.37 g/t Au over 28.6 metres in hole Par 10-08 at a vertical depth of only 58 metres (See Savant press release of August 10, 2010 for a drill summary).

Globex has undertaken a program of short drill holes on our **MacKinnon Gold Property** in Nova Scotia. We are awaiting complete assay results. Drilling has also commenced on a series of low priority targets on our extensive **Hunters' Point (uranium, gold and rare earth land package)** in order to fulfill assessment requirements. In addition, a large package of Globex claims south of Hunters' Point is being actively prospected and sampled by a company with an adjoining land package. If the results are of economic interest, an option agreement may be negotiated.

Plato Gold Corp (PGC-V) has been exploring Globex's **Nordeau Property.** In March 2009, Plato published a NI 43-101 resource report by John Langton, M.Sc., P.Geo and Alex S. Horvath, P.Eng. for MRB and Associates of Val d'Or, Quebec now available on Sedar. The report stipulates an indicated resource on the **Nordeau West Gold Zone** of 225,342 tonnes grading 4.17 g/t Au and 1,112,321 tonnes grading 4.09 g/t Au in the inferred resource category. In late May, a drill program was started on the **Nordeau East Gold Zone**. On August 11, 2010, Plato announced the completion of the 3 holes, 836 metres drill program. Hole NE 10-2 intersected 4.51 g/t Au over 1 metre and hole NE 10-3, 1.3 g/t Au over 1.7 metres. All holes intersected the targeted mineralized zones which contain erratic free gold.

Typhoon Exploration Inc. (TYP-TSXV) announced on August 11, 2010 that they are starting a 15,000 meter drill program on their Fayolle Gold Zone under their agreement with Aurizon Mines Limited (ARZ-TSX). Globex maintains a 2% net smelter royalty interest in the project including the **Fayolle Gold Zone**.

Globex has also been acquiring new ground. We are awaiting confirmation of the registration of titles to a number of prospective gold and base metal projects including a number of former small producers.

In several weeks, we will, hopefully, be in a position to update our shareholders regarding our talc-magnesite project and advances in the application of our refractory gold recovery technology now held in our 75% owned corporation, Eco Refractory Solutions Inc.

We have recently received whole rock analysis of 26 grab samples from our 100% owned **Turner Falls Rare Earth Property**. A press release is being prepared.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com